Ecoark Holdings, Inc.

303 Pearl Parkway, Suite 200

San Antonio, TX 78215

December 28, 2020

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Ecoark Holdings, Inc.
Registration Statement on Form S-3
File No. 333-249532

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Ecoark Holdings, Inc. (the “Company”) is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on December 29, 2020, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Very truly yours,

/s/ William B. Hoagland
William B. Hoagland Chief Financial Officer

cc:	Michael D. Harris, Esq.